Changes in Affiliates (New Affiliate)

DAIMYUNG Technology Metal Service (“Daimyung TMS”) is a new affiliate company of the POSCO Group. POSCO AST, which is a subsidiary of POSCO, owns 100 percent of the total issued and outstanding shares of Daimyung TMS.

Company to be affiliated:

• Company Name: Daimyung TMS

• Total Assets (KRW): 32,900,552,095

• Total Shareholders’ Equity (KRW): -13,692,693,046

• Total Liabilities (KRW): 46,593,245,141

• Total Capital (KRW): 2,500,800,000

    - Current total number of affiliated companies: 114